Pacific Asia China finders

2007-05-11 16:16 ET - Private Placement

Further to the bulletin dated May 7, 2007, the TSX Venture Exchange has an amendment to the second and final tranche of a non-brokered private placement announced March 22, 2007. The amendment relates to the payment of finders' fees as follows. All other terms remain unchanged.

Finders' fees:  Haywood Securities Inc. will receive $69,300 and 126,000 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. Canaccord Capital Corp. will receive $31,724 and 57,680 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. David Coombs will receive $14,122.49 and 25,677 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. First Canadian Capital Corp. will receive $5,249.98 and 9,545 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period.